JITNEY-JUNGLE EXTENDS EXPIRATION DATE OF OFFER
                 FOR DELCHAMPS UNTIL SEPTEMBER 12


     MOBILE, Ala., August 22 -- Delchamps, Inc. (Nasdaq-NNM: DLCH) announced today that Jitney-Jungle Stores of America, Inc. has extended the expiration date of the $30 per share cash tender offer by Jitney-Jungle's subsidiary Delta Acquisition Corporation for all outstanding shares of Delchamps, Inc. to 5:00 p.m. New York City time on September 12, 1997.

     David Morrow, Chairman of the Board and Chief Executive Officer of Delchamps, Inc. said that Jitney's extension of the tender offer was in response to ongoing discussions among Jitney, the staff of the Federal Trade Commission and a potential buyer regarding a possible divestiture plan for certain supermarkets. The divestiture plan would be designed to address FTC concerns about the effect of the acquisition in certain markets in which both Jitney-Jungle and Delchamps have stores. Morrow explained that in order to facilitate these discussions, Jitney had committed to the FTC staff that without the FTC's prior approval, Jitney will not consummate the tender offer before the later of September 30, 1997 or 14 business days after Jitney has substantially complied with the FTC's second request, with the understanding that the FTC staff will use its best efforts to reach an agreement on a divestiture plan, and recommend to the full FTC that it act on the plan and permit Jitney to consummate the tender offer, by no later than September 12, 1997.

     Mr. Morrow stated, "Jitney-Jungle has had constructive discussions with the FTC, and we are pleased that they plan to work towards a September 12 closing. The Company's board of directors and management continue to believe that the proposed acquisition by Jitney is in the best interests of the Company and its shareholders and recommend that Delchamps' shareholders tender their shares as soon as possible."

     As of the close of business on August 22, 1997, approximately 1,187,858 shares of common stock of Delchamps had been tendered and not withdrawn.

     Delchamps currently  operates  118  supermarkets in Louisiana, Mississippi,
Alabama  and Florida and ten liquor stores  in  Florida.   The  Company  employs
approximately 8,000 associates.

CONTACT:   Timothy  E.  Kullman,  Sr.  VP  Chief  Finc.  Officer,  Treasurer and
Secretary of Delchamps, 334-433-0431, ext. 217, or fax, 334-438-4586.